
February 11, 2013

Via E-mail
Thomas Beaudoin
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

> **Re: Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed November 29, 2012**
> **File No. 000-27038**

Dear Mr. Beaudoin:

We have reviewed your letter dated January 24, 2013 in connection with the above-referenced filing and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 3, 2013.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Credit Facilities and Debt, page 34

1.   We note your response to prior comment 2. Please clarify for us how all of your debt covenants currently in place limit your ability to undertake future financing. As part of your response, please describe for us the terms of the covenants that restrict your ability to incur additional debt, and quantify for us the amount by which your future debt is limited. Also, please explain to us why you include a discussion of the debt covenants

related to your credit facility, yet you do not believe a similar discussion is warranted for your senior notes and convertible debentures.

Off-Balance Sheet Arrangements, Contractual Obligations, Contingent Liabilities and Commitments

Contractual Obligations, page 38

2.   We note your response to prior comment 3 that since the 2027 debentures are traded in a secondary market and the market value of these debentures exceeds the value that the holders would receive upon conversion; you believe that the holders may not have a significant economic incentive to exercise their conversion option prior to August 2014. However, considering that the market value of these debentures may change prior to 2014 and considering that you have a current contractual obligation to make these payments, at a minimum, disclosure regarding the terms of these debentures in a footnote to the contractual obligations table would be appear to be warranted. Please confirm that you will revise your disclosures accordingly in future filings when the conversion threshold has been triggered.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 20. Income Taxes, page 93

3.   We note your response to prior comment 5 that you implemented a business strategy at the beginning of fiscal 2012 to transfer the right to use U.S.-owned intellectual property to your foreign operations ("IP Strategy") and that had the IP strategy been in place for all of fiscal 2011, the cumulative U.S. pre-tax income adjusted for permanent differences would have been a loss of approximately $22 million. We further note that for fiscal 2012, you had approximately $1 million in U.S. pre-tax loss adjusted for permanent differences. However, as of the end of fiscal 2012, the cumulative U.S. pre-tax income adjusted for permanent differences was approximately $56 million. Please clarify why this most recent three-year period is relevant in projecting your future U.S. pre-tax income in light of the IP Strategy put in place in 2012 and the cumulative loss of $22 million that would have been recognized under this strategy. As part of your response, tell us why you expect your future forecasted U.S. pre-tax income adjusted for permanent differences to be significantly greater than the $1 million in pre-tax loss adjusted for permanent differences you recognized for 2012.

4.   Notwithstanding your response to the previous comment, tell us what impact you anticipate the IP strategy will have on your future effective tax rates. Also, tell us why

       you did not include a discussion of this tax strategy in your Form 10-K or tell us your consideration to include such a discussion in future filings.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief